Exhibit 12

STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
	2010	2009	2008	2007	2006
Earnings:
Income from continuing operations before taxes on income	20,577	7,860	9,178	9,836	10,240
Minority interests in pre-tax income of subsidiaries that have not incurred fixed charges	(270)	(412)	(177)	(104)	(16)
Less: equity earnings	(1,101)	(786)	(1,039)	(1,584)	(1,378)
Fixed charges added to earnings	751	988	1,694	614	212
Distributed income from equity investees	1,404	610	1,473	1,764	1,727
Amortization of capitalized interest	121	104	86	75	62

Total earnings	21,482	8,364	11,215	10,601	10,847

Fixed charges:
Interest expensed	671	929	1,618	538	160
Amount representative of the interest factor in rents	80	59	76	76	52

Total fixed charges added to earnings	751	988	1,694	614	212
Interest capitalized	182	198	203	122	60

Total fixed charges	933	1,186	1,897	736	272
Ratio of earnings to fixed charges	23.02	7.05	5.91	14.40	39.88

1